No Act





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





13000235

P.E. 12/21/12

January 7, 2013

Act: 1934
Section: 14a-8
Rule: 14a-8
Public
Availability: 1/7/13

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: Norfolk Southern Corporation
Incoming letter dated December 21, 2012

Dear Mr. Gerber:

This is in response to your letter dated December 21, 2012 concerning the shareholder proposal submitted to Norfolk Southern by the New York State Common Retirement Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Patrick Doherty
State of New York
Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue – 31st Floor
New York, NY 10017

January 7, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Norfolk Southern Corporation
Incoming letter dated December 21, 2012

The proposal relates to lobbying contributions and expenditures.

There appears to be some basis for your view that Norfolk Southern may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Norfolk Southern's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Norfolk Southern omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Erin E. Martin
Attorney-Advisor

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
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TEL: (202) 371-7000
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December 21, 2012

**VIA EMAIL** (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Norfolk Southern Corporation – 2013 Annual Meeting
Omission of Shareholder Proposal of the Comptroller of the State of New York, as the sole Trustee of the New York State Common Retirement Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Norfolk Southern Corporation, a Virginia corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement (the "Proposal") from the Comptroller of the State of New York, as the sole Trustee of the New York State Common Retirement Fund (the "Proponent"), for inclusion in the proxy materials to be distributed by the Company in connection with its 2013 annual meeting of stockholders (the "2013 Proxy Materials"). For the reasons stated below, the Company intends to omit the Proposal from the 2013 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachments are being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2013 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company.

## I. INTRODUCTION

The text of the resolution contained in the Proposal is copied below:

**Resolved,** the stockholders of Norfolk Southern Corporation ("Norfolk Southern") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Norfolk Southern used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Norfolk Southern's membership in and payments to any tax-exempt organization that writes or endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Norfolk Southern is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on the company's website.

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f) because the Proponent has failed to provide requisite proof of continuous stock ownership in response to the Company's proper and timely request for such information.

## II. BACKGROUND

The Company received the Proposal on November 20, 2012, accompanied by a cover letter from the Proponent, dated November 19, 2012. A copy of the Proposal is attached hereto as Exhibit A.

After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f), on December 3, 2012, the Company sent a letter to the Proponent (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares and a participant in the Depository Trust Company (DTC) verifying that the Proponent had beneficially owned the requisite number of shares of the Company's stock continuously for at least one year as of the date of submission of the Proposal. The Deficiency Letter also advised the Proponent that such written statement had to be submitted to the Company within 14 calendar days of the Proponent's receipt of the Deficiency Letter. As suggested in Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Letter included a copy of Rule 14a-8. Copies of the Deficiency Letter and FedEx delivery confirmation are attached hereto as Exhibit B.

## III. ANALYSIS

**The Company May Exclude the Proposal Pursuant to Rule 14a-8(f) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Ownership Requirements of Rule 14a-8(b).**

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

On December 3, 2012, the Company sent the Deficiency Letter to the Proponent via FedEx, which the Company confirmed was delivered on December 4,

2012. As of the date of this letter, the Proponent has not responded to the Deficiency Letter by providing the requisite proof of ownership.

The Staff has consistently permitted companies to exclude shareholder proposals when the proponent has failed to provide satisfactory evidence of eligibility to submit the proposal in accordance with Rule 14a-8(b) and Rule 14a-8(f). *See, e.g., Visa Inc.* (Oct. 24, 2012) (permitting exclusion where the proponent failed to supply, within 14 days of receipt of the company's request, documentary support sufficiently evidencing that he satisfied the ownership requirement); *CFS Bancorp., Inc.* (Oct. 5, 2012) (same); *Becton, Dickinson & Co.* (Sept. 5, 2012) (same); *Amazon.com, Inc.* (Mar. 29, 2011) (same). The Staff has also permitted exclusion where the proponent has failed to provide *any* evidence of ownership of the company's securities. *See, e.g., Ball Corp.* (Dec. 17, 2012) (permitting exclusion where the proponent "appear[ed] not to have responded to Ball's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *General Motors Corp.* (Feb. 19, 2008) (same).

The Proponent has failed to respond to the Deficiency Letter and provide any documentary evidence of ownership of the Company's securities. As a result, the Proponent has not demonstrated its eligibility to submit a shareholder proposal in accordance with Rule 14a-8. Any verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, consistent with the foregoing precedents, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(b) and Rule 14a-8(f).

## IV. CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be omitted from the 2013 Proxy Materials pursuant to Rule 14a-8(f). Accordingly, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2013 Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

Attachments

cc: Patrick Doherty
State of New York, Office of the State Comptroller

**EXHIBIT A**

(see attached)

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 19, 2012

Mr. Howard D. McFadden
Corporate Secretary
Norfolk Southern Corporation
Three Commercial Place, 13th Floor
Norfolk, Virginia 23510-9219

Dear Mr. McFadden:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Norfolk Southern Corporation of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Norfolk Southern Corporation shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,



Patrick Doherty
pd:jm
Enclosures

**Whereas,** corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately stockholder value, and

**Whereas,** we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of stockholders and long-term value.

**Resolved,** the stockholders of Norfolk Southern Corporation ("Norfolk Southern") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Norfolk Southern used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Norfolk Southern's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Norfolk Southern is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on the company's website.

**Supporting Statement**

As stockholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation. We believe such disclosure is in stockholders' best interests. Norfolk Southern belongs to the Chamber of Commerce. The Chamber of Commerce has been characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012) and has spent over $300 million on lobbying since 2010. Norfolk Southern does not disclose its trade association payments. Absent a system of accountability, company assets could be used for objectives contrary to Norfolk Southern's long-term interests.

Norfolk Southern spent approximately $13.3 million in 2010 and 2011 on direct federal lobbying activities (Senate reports). These figures do not include lobbying expenditures to influence legislation in states. Norfolk Southern lobbies at the state level with at least 112 lobbyists in 17 states between 2003 and 2011 (National Institute on Money in State Politics). Norfolk Southern does not disclose membership in or payments to tax-exempt organizations that write and endorse model legislation, such as making a $5,000 donation to the American Legislative Exchange Council in 2011.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

**EXHIBIT B**

(see attached)



Norfolk Southern Corporation
Office of the Corporate Secretary
Three Commercial Place
Norfolk, Virginia 23510-9219
Fax: 757/533-4917

December 3, 2012

**BY FEDERAL EXPRESS**

Patrick Doherty
State of New York
Office of the State Comptroller
633 Third Avenue – 31st Floor
New York, NY 10017

RE: Notice of Deficiency

Dear Mr. Doherty:

I am writing to acknowledge receipt on November 20, 2012 of your shareholder proposal (the "Proposal") submitted to Norfolk Southern Corporation pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Norfolk Southern's proxy materials for the 2013 Annual Meeting of Stockholders (the "Annual Meeting").

Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Norfolk Southern common stock for at least one year, preceding and including November 19, 2012, the date that the proposal was submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Norfolk Southern common stock. Please provide a written statement from the record holder of your shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time you submitted the Proposal, you had beneficially held the requisite number of shares of Norfolk Southern common stock continuously for at least one year.

In order to determine if the bank or broker holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the bank or broker holding your shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Norfolk Southern common stock, please see Rule 14a-8(b)(2) in Exhibit A.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Norfolk Southern reserves the right to seek relief from the SEC as appropriate.

Very truly yours,



Howard McFadden
Corporate Secretary

Enclosure

**EXHIBIT A**

[ATTACHED]

## § 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year ( *i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.